Exhibit 4.5

AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT, SENIOR
SECURED CONVERTIBLE NOTES, WARRANTS AND SECURITY AGREEMENT

This AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT, SENIOR SECURED CONVERTIBLE NOTES, WARRANTS AND SECURITY AGREEMENT (this “Amendment”) is made and entered into as of October 3, 2007, by and among Biophan Technologies, Inc., a Nevada corporation (the “Biophan”), and the purchasers identified on the signature pages hereto (each, a “Purchaser” and, collectively, the “Purchasers”).

RECITALS

Biophan and the Purchasers are parties to a Securities Purchase Agreement, dated as of October 11, 2006 (the “Purchase Agreement”), pursuant to which Biophan issued and sold to the Purchasers an aggregate of $7,250,000 of Notes and certain Warrants (each as defined in the Purchase Agreement). Capitalized terms used and not defined in this Amendment shall have the respective meanings set forth in the Purchase Agreement.

In connection with the Purchase Agreement, Biophan and the Purchasers entered into a Security Agreement, dated as of October 11, 2006 (the “Security Agreement”), pursuant to which Biophan agreed to pledge and grant a security interest in the Collateral (as defined in the Security Agreement).

Biophan and the Purchasers now wish to further modify certain of the terms of the Purchase Agreement, Notes, Warrants and the Security Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Biophan and each Purchaser, severally and not jointly, agree as follows:

1.	Amendments to Purchase Agreement.

1.1.	Biophan and each Purchaser agree that Section 4.17 of the Purchase Agreement shall be deleted and replaced in its entirety as follows:

“Section 4.17 SBI Default. In connection with the Stock Purchase Agreement dated May 27, 2005 (the “SBI Purchase Agreement”) by and between the Company and SBI Brightline XI, LLC (“SBI”), the Company shall (i) to the extent requested by a holders collectively holding at least 50.1% of the aggregate principal amount outstanding under the Notes (the “Noteholder Majority”), enforce all of its rights and remedies thereunder in connection with the breach by SBI, and (ii) not agree to any settlement, amendment, waiver or consent under the SBI Purchase agreement without the prior written consent of the Noteholder Majority. The Company hereby covenants to file a Form 8-K with the Commission relating to the default by SBI , in a form reasonably acceptable to the Noteholder Majority, within 3 Trading Days following the Closing Date.”

1.2  Biophan and each Purchaser agree to insert the following Section 4.19 to the Purchase Agreement:

“Section 4.19  Subsequent Financings.  If any time prior to the date on which the Company has consummated one or more equity financings following the Closing Date, the Company or any Subsidiary (other than Myotech, LLC and Biophan Europe) of the Company offers to issue or issues to any Person any security of the Company or any Subsidiary (other than Myotech, LLC and Biophan Europe) of the Company, then the Company shall offer to each Purchaser the right to exchange all or a portion of the outstanding principal amount of the Notes then held by such Purchaser (the “Exchanged Amount”), plus (i) accrued but unpaid interest thereon and (ii) an exchange premium issued to such Purchaser equal to 20% of the Exchanged Amount, for such security. Such offer shall be made at the same time and in the same manner as if such offer is being made to any other potential purchaser of such security. Each Purchaser shall have 20 Trading Days to review the offer and determine whether it wants to exchange all or any portion of the Notes.”

2.	Amendments to Notes.

2.1.	Biophan and each Purchaser agree to insert the following clause (i) in Section 2 of the Notes:

“(i)  Notwithstanding anything to the contrary, in the event the Company elects to pay the Monthly Installment in cash, the Holder shall have the right to convert any portion of the Notes and apply the number of shares such Holder would have received had the Company elected to pay in Common Stock towards the Monthly Installment in lieu of receiving such cash payment.”

2.2.
Biophan and each Purchaser agree that the Monthly Installments (as defined in the Notes) due in February 2007, March 2007, April 2007 and May 2007 totaling an aggregate amount of $753,244.81, plus accrued interest and penalties thereon, which total $652,500 (collectively, the “Past Due Monthly Amount”) shall be paid to the Purchasers in accordance with this Section 2.2.

a.
Biophan shall pay to the Purchasers, pro rata, an aggregate amount equal to $702,872.41 upon receiving the proceeds under the IP Assignment Agreement, which shall be applied first to interest and penalties and then to the past due Monthly Installments.

b.
The Past Due Monthly Amount, less the amount paid in clause (a) above (the “Outstanding Past Due Amount”), shall be paid in 6 equal monthly installments commencing October 10, 2007 and on each of the next five monthly anniversaries (each, a “Monthly Payment Date”). Biophan shall pay the Outstanding Past Due Amount on each Monthly Payment Date in freely tradable shares of Common Stock, without any restrictive legends, and delivered to the respective Purchaser’s account with The Depository Trust Company (“DTC”) (or by physical certificate if the Purchaser does not have an account with the DTC).

c.
The number of shares of Common Stock issuable on each Monthly Payment Date under clause (b) above shall be equal to the quotient of (x) one-sixth of the Outstanding Past Due Amount, divided by (y) lesser of (i) the then Conversion Price (as adjusted in accordance herewith) and (ii) 90% of the arithmetic average of the VWAP for each of the 20 Trading Days ending immediately prior to the applicable Monthly Payment Date (subject to adjustment for any stock dividend, stock split, stock combination or other similar event affecting the Common Stock during such 20 Trading Day period).

2.3.	Biophan and each Purchaser agree that the definition of “Conversion Price” in Section 1 of the Notes shall be deleted and replaced in its entirety as follows:

““Conversion Price” means $0.15, subject to adjustment from time to time pursuant to Section 10.”

2.4.	Biophan and each Purchaser agree that the last sentence in Section 10(c) of the Notes shall be deleted and replaced in its entirety as follows:

“If any Fundamental Change constitutes or results in a Change of Control, then at the request of the Holder delivered before the 45th day after such Fundamental Change, the Company (or any such successor or surviving entity) will purchase this Note from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the greatest of (i) the Black Scholes value of the remaining unexercised portion of this Note on the date of such request, (ii) 125% of the outstanding principal amount, plus all accrued but unpaid interest thereon through the date of payment, and (iii) the Event Equity Value.”

3.	Amendment to Warrants.

3.1.	The Exercise Price (as defined in the Warrants) of the Warrant A, Warrant B and Warrant C shall each be reduced $0.23.

3.2.	Biophan and each Purchaser agree that the Section 10 of Warrant A, Warrant B and Warrant C shall each be deleted and replaced in its entirety as follows:

“10.Payment of Exercise Price. The Holder shall pay the Exercise Price in immediately available funds; provided, however, that if the Registration Statement is not effective at the time of exercise, the Holder may satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]
where:
X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the arithmetic average of the VWAP for the twenty Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Purchase Agreement.”

4.	Other Amendments and Agreements.

4.1.	Consent Rights.

a.
Biophan and each Purchaser agree that Biophan shall not appoint directors to Myotech, LLC’s Board of Directors without the prior written consent of the Purchasers (other than Castlerigg Master Investments LTD, CAMOFI Master LLC, BridgePointe Master Fund Ltd., Rockmore Investment Master Fund Ltd. and Highbridge International LLC) collectively holding at least 60% of the aggregate principal amount outstanding under the Notes (not including the Notes held by Castlerigg Master Investments LTD, CAMOFI Master LLC, BridgePointe Master Fund Ltd., Rockmore Investment Master Fund Ltd. and Highbridge International LLC) (the “Participating Majority”). The Participating Majority hereby consents to the initial appointment of Stan Yakatan, John Lanzafame and Bonnie Labosky as Biophan’s representatives on Myotech, LLC’s Board of Directors.

b.
Biophan and the Participating Majority agree that the Participating Majority, upon delivering written notice to Biophan, shall have the right to cause Biophan to exercise its rights pursuant to the Myotech Operating Agreement to immediately remove any of the directors it has appointed to Myotech, LLC’s Board of Directors.

c.
Without the prior written approval of the Purchasers collectively holding 60% of the aggregate principal amount outstanding under the Notes (the “Majority In Interest”), Biophan agrees that (i) neither it nor any director on the Myotech, LLC Board of Directors appointed by Biophan will vote in favor or approve, directly or indirectly, any offer, sale, grant of any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its equity or equity equivalent securities including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Stock or Common Stock Equivalents, and (ii) it shall not invest more than $3,200,000 in Myotech, LLC. Clause (i) above shall not apply to the issuance of securities in connection with (a) any option plan that has been approved by Myotech, LLC’s Board of Directors, pursuant to which Myotech LLC’s securities may be issued to any employee, officer or director for services provided to Myotech, LLC, or (b) the exercise of any options or warrants issued by Myotech, LLC prior to the date hereof.

4.2
Release of Collateral. Biophan and each Purchaser agree that Iroquois Master Fund, Ltd (“Iroquois”), as agent under the Security Agreement, shall release (i) the Stock Collateral (as defined in the Security Agreement) consisting of 10,000 shares of New Scale Technologies, Inc. to Biophan, and (ii) release the intellectual property set forth on the Consent and Authorization Agreement dated October 2, 2007 (the “Consent Letter”).

4.3
 Use of Proceeds. In connection with the proceeds received by Biophan pursuant to the sale of the intellectual property under the Intellectual Property Assignment Agreement dated as of August 6, 2007 (the “IP Assignment Agreement”), by and among Biophan and Medtronic, Inc., Biophan covenants to use the proceeds as follows: (i) to make an investment in Myotech, LLC up to $3,200,000, (ii) to fund working capital in an amount no less than $4,200,000, (iii) to not pay more than $600,000 in expenses (as defined under GAAP) for each of the next 7 quarters commencing October 1, 2007 (excluding any litigation expenses approved by the Majority In Interest) (the “Budget Amount”), (iv) with the written approval of the Majority In Interest, to invest in existing and new technologies up to $1,800,000, and (v) to make the payments set forth on Schedule 4.3 hereto. In connection with clause (ii) and (iii) above, at the request of any Purchaser, Biophan agrees to send such Purchaser proper documentation that its quarterly expenses are within the Budget Amount. Biophan acknowledges that this covenant is a material inducement for the Purchasers entering into this Amendment.

4.4
Resignation of Mr. Michael Weiner. Notwithstanding anything to the contrary, this Amendment shall not be effective unless Biophan delivers to the Purchasers evidence acceptable to the Purchasers that Mr. Michael Weiner has resigned from Biophan’s Management Committee and any other director or officer position held by him at Biophan. In no event shall Biophan give Mr. Michael Weiner a severance package greater than $100,000 in cash and $250,000 in shares of Biophan Common Stock

4.5
Continued Validity of Transaction Documents under Purchase Agreements. The parties hereto agree that the Purchase Agreement and the Transaction Documents entered into in connection therewith (as amended by this Amendment), remain in full force and effect, modified to the extent and only to the extent necessary to give effect to this Amendment and the transactions herein contemplated.

5.	Miscellaneous.

5.1.   Fees and Expenses. At the Closing, Biophan shall pay to Iroquois an aggregate of $25,000 for their legal fees and expenses incurred in connection with the preparation and negotiation of this Amendment.

5.2.  Entire Agreement. This Amendment and the Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3.   Equal Treatment of Purchasers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by Biophan and negotiated separately by each Purchaser, and is intended to treat for Biophan and the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

5.4.   Public Announcement. Biophan shall, by 8:30 a.m. Eastern time on October 5, 2007, issue a press release disclosing the material terms of the transactions contemplated hereby and by 4:30 p.m. Eastern time on the first Business Day following the date hereof, file a Current Report on Form 8-K (the “8-K Filing”), attaching such press release, this Amendment and the Consent Letter, each reasonably acceptable to each Purchaser. From and after the filing of the 8-K Filing with the Commission, the Company represents that the Purchasers shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents that is not disclosed in the 8-K Filing. Biophan shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Purchaser with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 8-K Filing with the Commission without the express written consent of such Purchaser. Biophan and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither Biophan nor any Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of Biophan, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of Biophan, which consent shall not unreasonably be withheld, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, Biophan shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (i) as required by federal securities law in connection with the registration statement contemplated by the Registration Rights Agreement and (ii) to the extent such disclosure is required by law or Trading Market regulations, in which case Biophan shall provide the Purchasers with prior notice of such disclosure permitted under subclause (i) or (ii).

5.5.   Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective as specified in the Purchase Agreement. The address for such notices and communications shall be as set forth on the signature pages attached to the Purchase Agreement.

5.6.   Amendments; Waivers. No provision of this Amendment may be waived or amended except in a written instrument signed, in the case of an amendment, by Biophan and each Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Amendment shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.7.   Amendment Controls. If any topic is addressed both in the Purchase Agreement (or any document related thereto) and in this Amendment, this Amendment shall control.

5.8.   Construction. The headings herein are for convenience only, do not constitute a part of this Amendment and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Amendment will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

5.9.   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. The parties agree that Section 7.9 of the Purchase Agreement shall apply to this Amendment as if set forth in its entirety herein.

5.10.   Survival. The representations and warranties contained herein shall survive for the applicable statue of limitations.

5.11.  Execution. This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same document and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.

5.12.  Severability. If any provision of this Amendment is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Amendment shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Amendment.

5.13.  Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Amendment and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Purchasers have not relied upon the same legal counsel in their review and negotiation of this Amendment. Biophan has elected to provide all Purchasers with the same terms and form of Amendment for the convenience of Biophan and not because it was required or requested to do so by the Purchasers. Each Purchaser represents that it has been represented by its own separate legal counsel in its review and negotiations of this Amendment and each party represents and confirms that Malhotra & Associates LLP represents only Iroquois Master Fund, Ltd in connection with this Amendment.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

BIOPHAN TECHNOLOGIES, INC.

By:	/s/ John F. Lanzafame
Name: John F. Lanzafame
Title: Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASERS FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Investing Entity: BridgePointe Master Fund Ltd.
Signature of Authorized Signatory of Investing Entity: /s/ Eric Swartz
Name of Authorized Signatory: Eric Swartz
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: CAMOFI Master LDC
Signature of Authorized Signatory of Investing Entity: /s/ Jeffrey M. Haas
Name of Authorized Signatory: Jeffrey M. Haas
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Castlerigg Master Investments Ltd.
Signature of Authorized Signatory of Investing Entity: /s/ Patrick T. Burke
Name of Authorized Signatory: Patrick T. Burke
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Cranshire Capital LP
Signature of Authorized Signatory of Investing Entity: /s/ Mitchell P. Kopin
Name of Authorized Signatory: Mitchell P. Kopin
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Crescent International Ltd.
Signature of Authorized Signatory of Investing Entity: /s/ Maxi Brezzi
Name of Authorized Signatory: Maxi Brezzi
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Harborview Master Fund
Signature of Authorized Signatory of Investing Entity: /s/ Thomas Van Poucke
Name of Authorized Signatory: Thomas Van Poucke
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Highbridge International LLC
Signature of Authorized Signatory of Investing Entity: /s/ Adam Chill
Name of Authorized Signatory: Adam Chill
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Iroquois Master Fund Ltd.
Signature of Authorized Signatory of Investing Entity: /s/ Joshua Silverman
Name of Authorized Signatory: Joshua Silverman
Title of Authorized Signatory:
Email Address of Authorized Entity:

Name of Investing Entity: Rockmore Investment Master Fund Ltd.
Signature of Authorized Signatory of Investing Entity: /s/ Bruce Bernstein
Name of Authorized Signatory: Bruce Bernstein
Title of Authorized Signatory:
Email Address of Authorized Entity:

SCHEDULE 4.3
Category	Amount

Nanoset IP Purchase, Medtronic transaction	$250,000
Bramson & Pressman - legal, licensing	$25,000
Sichenzia - legal	$25,000
Iroquois - legal	$25,000
Myotech - legal	$15,000
Unterberg	$50,000
Deal-related incremental travel, August-September	$10,000
Incremental IP costs, Medtronic transaction	$50,000
Bonus, Lanzafame	$100,000
Severance, Weiner	$100,000
Biophan Europe allocation	$100,000
Payables - GGK	$270,000
Payables - Nixon Peabody	$80,000
Payables misc smaller accounts	$110,000
Closing costs and one time fees, Sub total	$1,210,000